Industry Canada Industrie Canada of Continuane de prorogation Canada Business Loi canadienne sur Corporations Act les sociétés par actions Gerdau Ameristeel Corporation 436608-5 —— — Name of corporation-Dénomination de la société Corporation number-Numéro de la société
I hereby certify that the above-named corporation was continued under section 187 of the Canada Business Corporations Act, as set out in the attached articles of continuance.
Richard G. Shaw Director — Directeur
Je certifie que la société susmentionnée a été prorogée en vertu de l’article 187 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses de prorogation ci-jointes.
May 24, 2006 / le 24 mai 2006 Date of Continuance – Date de la prorogation

Industry Canada Induitrle Canada
Canada Business Loi canadienne sur las Corporation Act socities par sctions
FORM 11
ARTICLES OF CONTINUANCE (SECTION 187]
FORMULAIRE 11 CLAUSES DE PROROGATION
(ARTICLE 187)
2- Taxation Year 1 — Nam of the End Fin de I’annde
Corporation Gerdau Denomination d’imposition, M Ameristeel socials de is D-J Corporation socities | —— —— —
3 — Tha province or territory in Canada where the registered office is to be situated
Ontario La province ou le tatritolru au Canada ou at situera is segs social 4- The classes and the maximum number of that the Categories at la nombre maximd d’actions qua la societe autcriste corporation Is authorized to laaua a tamtam
An unlimited number of special lharei, usuable in series, designated as Prtfetred Shares with ibe rights, privileges, restrictions and conditions as set forth on Schedule A an! an unlimited number of shtres, designated as Common Shares with the rightj, privileges, restrictionJ and conditions as set took on Schedule B.
S — Rastrlctiora. 0 any, on atwt trmjfers
RatiteUonc aur (o tranafart da* actions, a’R y a Iwu
There are do restrictions on die issue, Busfe or ownership of chares.
6- Mumbct (or minimum and maximum numbar) of dlraetore
Minimum of five; naxiroiaa of iwe&ty
Nombtc |ou nombra minimal «l tnaximaB d’»dreJrJjtrit«ura
7 — Rtstricttara, I? any, on business the corporation may cairy on
No restrictions.
Unites fcnpos*as i Tacttviti commareiala oe la soci«*,»’» y a lieu
8 — (1) If Chang* of name •ttoctad. prauious name N/A I2J DetaiU of hcaporation
See attached Schedule C
II) 5*8 y a chaogemcnt da denomination sotiala, Miqoai ta dinomlrwtfen aoclal* antiirleure
!2) Oitailadalacantiitucion
PAMtd hmm • Nora « Intrw nxndtei
Robert Lewis
8 — Otter provWana, X any
See attached Schedule D
Autr*a djapotitiont, »H y a Sou
10-Ql«adSye(-&l«|M>lit*dE JII-TA Ho. • (T ste 1*1, . VP, General
Counsel 813.207.2322
1C 324712004/121
Canada!

SCHEDULE A
PREFERRED SHARES
1.	Issuable in Series:
1.1       The Preferred Shares may, at any time and from time to time, be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be fixed by the directors of the Corporation. The directors of the Corporation may, before issuance and subject as hereinafter provided, determine the designation, rights, privileges, restrictions and conditions attaching to the Preferred Shares of each series including, without limiting the generality of the foregoing:
(a)	the rate, amount or method of calculation of any dividends, whether cumulative, non-cumulative or partially cumulative, and whether such rate, amount or method of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment, the date or dates and place or places of payment thereof and the date or dates from which any such dividends shall accrue;

(b)	any right of redemption and/or purchase and the redemption or purchase price and terms and conditions of any such right;

(c)	any right of retraction vested in the holders of Preferred Shares of such series and the prices and terms and conditions of any such rights and whether any other rights of retraction may be vested in such holders in the future;

(d)	any conversion rights;

(e)	any rights upon dissolution, liquidation or winding-up of the Corporation;

(f)	any sinking fund or purchase fund;

(g)	any purchase obligation; and

(h)	any other provisions attaching to any such series of Preferred Shares.
2.	Priority:
2.1       The Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other return of capital or distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, rank on a parity with the Preferred Shares of every other series and be entitled to preference over the Common Shares and over any other shares of the Corporation ranking junior to the Preferred Shares.

3.	Voting Rights:
3.1       The holders of the Preferred Shares shall not be entitled as such (except as hereinafter or by law specifically provided) to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting unless and until the Corporation shall from time to time fail to pay dividends at the prescribed rate on the Preferred Shares of any one series for a period of two years, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of the Corporation properly applicable to the payment of dividends. Thereafter, but only so long as any dividends on the Preferred Shares of any series remain in arrears, the holders of the Preferred Shares of such series shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and shall be entitled, voting separately and as a series, to elect one member of the board of directors of the Corporation.
3.2       Notwithstanding anything in the by-laws of the Corporation, when the right to elect directors shall accrue to the holders of the Preferred Shares of any series as provided herein, a special meeting of the holders of the Preferred Shares of such series and a special meeting of shareholders shall be held to elect directors upon not less than 21 days’ written notice and shall be called by the Secretary of the Corporation upon written request of the holders of record of at least 5% of the outstanding Preferred Shares of such series. In default of the calling of such meeting by the Secretary within 21 days after the making of such request, such meeting may be called by any holder of record of such series of Preferred Shares. The term of office of all persons who may be directors of the Corporation at the time of such meetings shall terminate upon the election of directors at such meetings. Nothing herein contained shall be deemed to limit the right of the Corporation from time to time to increase or decrease the number of its directors.
3.3       The board of directors may elect or appoint a member of the board to represent the holders of Preferred Shares of any series should the member elected in accordance with paragraph 3.2 for any reason, vacate the board. Whether or not the board does elect or appoint such a member, the holders of record of at least 5% of the outstanding Preferred Shares of such series shall have the right to require the Secretary of the Corporation to call a meeting of the holders of Preferred Shares of such series for the purpose of filling the vacancy or replacing the person elected or appointed to fill such vacancy and the provisions of paragraph 3.2 hereof shall apply with respect to the calling of any such meeting.
3.4       Notwithstanding anything contained in the by-laws of the Corporation, when no dividends on the Preferred Shares of any series are in arrears, the term of office of the person elected as a director to represent the holders of Preferred Shares of such series shall forthwith terminate.

SCHEDULE B
COMMON SHARES
1.	Dividends:
1.1       Subject to the prior rights of the holders of any shares of the Corporation ranking senior to the Common Shares with respect to priority in the payment of dividends, the holders of Common Shares shall be entitled to receive dividends and the Corporation shall pay dividends thereon, as and when declared by the board of directors of the Corporation out of the assets properly applicable to the payment of dividends, in such amount and in such form as the board of directors may from time to time determine. Cheques of the Corporation payable at par at any branch of the Corporation’s bankers for the time being in Canada shall be issued in respect of any such dividends payable in cash (less any tax required to be withheld by the Corporation) and payment thereof shall satisfy such dividends. Dividends which are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable shall be forfeited to the Corporation.
2.	Dissolution:
2.1       In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of the winding up its affairs, subject to the prior rights of the holders of any shares of the Corporation ranking senior to the Common Shares, with respect to priority in the distribution of assets upon liquidation, dissolution or winding-up, the holders of the Common Shares shall be entitled to receive the remaining property and assets of the Corporation.
3.	Voting Rights:
3.1       The holders of the Common Shares shall be entitled to receive notice of and attend meetings of the shareholders of the Corporation. At any such meeting, other than a meeting at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series, each Common Share shall confer one vote.

SCHEDULE C
Details of Incorporation:
Incorporated as Co-Steel International Limited on September 10, 1970, amalgamated with various entities on December 27, 1985, name changed to Co-Steel Inc., amalgamated December 31, 2000, name change to Gerdau Ameristeel Corporation on October 23, 2002, amalgamated with various Ontario companies on September 26, 2003.

SCHEDULE D
1.	Subject to the provisions of the Canada Business Corporations Act, as amended and re-enacted from time to time, the directors may, without authorization of the shareholder:
(a)	borrow money on the credit of the Corporation;

(b)	issue, re-issue, sell or pledge debt obligations of the Corporation;

(c)	give a guarantee on behalf of the Corporation to secure performance of an obligation of any person;

(d)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation owned or subsequently acquired, to secure any obligation of the Corporation;

(e)	by resolution, delegate any or all such powers to a director, a committee of directors or an officer of the Corporation;
2.	The holder of any fractional shares issues by the Corporation shall be entitled to exercise voting rights and to receive dividends in respect of each such fractional share.

3.	Shareholders’ meetings may be held at any place within Canada, the United States or Brazil.